FORM 51-902F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

PMI VENTURES LTD.
Suite 511, 475 Howe Street
Vancouver, B.C. V6C 2B3

Item 2.	Date of Material Change

December 8, 2004.

Item 3.	News Release

The news release was transmitted to CCN Matthews Newswire Service on December 8, 2004 for public dissemination and filed on SEDAR on December 9, 2004.

Item 4.	Summary of Material Change

Appointment of Director and Executive Chairman.

Item 5.	Full Description of Material Change

PMI Ventures Ltd. (the “Company”) (TSX Venture: PMV), is pleased to announce that Mr. Pearce Bowman, P. Eng., has joined the Board of Directors of the Company as its Executive Chairman, effective immediately.

Mr. Bowman has extensive experience in the management of major resource companies. During the late 1990’s he held the position of Executive General Manger for WMC Resources Ltd., (Western Mining Corporation) with responsibility for the Copper Uranium Division including the oversight of the major $2 billion expansion of their Olympic Dam operations in South Australia. Prior to that role, Mr. Bowman was the CEO of Generation Victoria, the corporatised power generating entity in Victoria, Australia that annually mined 50 million tonnes of brown coal, and produced +7000 mega watts of electrical power from three major coal fired, two gas fired, and several hydro electric stations.

Mr. Bowman also worked 16 years in Canada for Luscar Ltd., an Alberta based coal mining group, the last 10 years as VP/General Manager for their mines in Alberta and Saskatchewan. He obtained his Bachelor of Engineering (Honors) in 1971, and a Master’s degree in geotechnical engineering in 1975. He also holds an MBA and is a Fellow of the Australian Institute of Engineers.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.	Omitted Information

No information has been omitted from this Report on the basis that the Company believes that such information should remain confidential.

Item 8.	Executive Officer

The executive officer of the Company who is knowledgeable about the material change and this Report is:

Douglas R. MacQuarrie, P.Geo. (B.C.), President
Telephone 604-682-8089
Facsimile: 604-682-8094
email: douglasmq@yahoo.com

Item 9.	Date of Report

Dated at Vancouver, B.C., this 20th day of December, 2004.

PMI VENTURES LTD.

Per:	“D.R. MacQuarrie”
Douglas MacQuarrie, P.Geo (B.C.)
President